FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

[DR. REDDY'S LABORATORIES LTD. LETTERHEAD]
Signatures

Disclosure of Shareholding of Life Insurance Corporation of India

[DR. REDDY’S LABORATORIES LTD. LETTERHEAD]

October 28, 2002

The Director
International Client Service
New York Stock Exchange, Inc.
11, Wall Street
New York, NY 10005

Sub: Disclosure of shareholding

Dear Sir,

Pursuant to Sub Regulation (3) of Regulation 7 of the SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997, we hereby intimate you that Life Insurance Corporation of India has acquired certain shares and voting rights in the Company which taken together with the shares and voting rights held, would entitle it to more than 5% shares or voting rights in the Company.

The number of shares held by Life Insurance Corporation of India as on October 18, 2002 was 4225522, which is equivalent to 5.52% of the paid up capital of the Company.

Kindly take the above information on record.

Thanking you,

Yours faithfully
For Dr. Reddy’s Laboratories Ltd.

/s/ Santosh Kumar Nair

Santosh Kumar Nair
Company Secretary

CC
Mr. N. Mohan Raj
Chief (Investments)
Life Insurance Corporation of India
Central Office
Yogakshema Jeevan Beema Marg
Mumbai 400 021

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy’s Laboratories Limited

(Registrant)

Date: November 1, 2002	By: /s/ Santosh Kumar Nair

(Signature)*

Santosh Kumar Nair

Company Secretary

*	Print the name and title of the signing officer under his signature.